Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Clear Genius Inc.
103 Koch Rd.
Corte Madera, CA 94925
clear-genius.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

Company:

Company: Clear Genius Inc.
Address: 103 Koch Rd., Corte Madera, CA 94925
State of Incorporation: DE
Date Incorporated: April 29, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

Early Bird

First 72 hours - Friends and Family Early Birds | 10% bonus shares

Next 10 days - Early Bird Bonus | 5% bonus shares

Volume

$500 investment and above | Receive free Clear Genius® pitcher and 3 Filter Pods®.

$1,000 | Receive a free Clear Genius® Pitcher with a year subscription of Filter Pods®.

$2,000 | Receive a free Clear Genius® Pitcher with a year subscription of Filter Pods® plus a $200 Patagonia gift certificate plus Clear Genius will make a 1% donation to 1% for the Planet.

$10,000+ | Receive a free Clear Genius® Pitcher with a year subscription of Filter Pods®, plus $500 Patagonia gift certificate + 10% bonus shares plus Clear Genius® will make a 1% donation to 1% for the Planet.

$50,000 investment / same as above + 15% bonus shares + 7 Night vacation worth $4,550 to Vidanta* at one of 5 Luxury Mexico Resorts + Clear Genius® will make a 1% donation to 1% for the Planet.

Vidanta Website - https://www.vidanta.com

Vidanta Sale Sheet - https://tinyurl.com/sqhv888

All perks occur after the offering is completed; travel associated with an invite to LPI is at investor expense.

<u>The 10% Bonus for StartEngine Shareholders</u>

Clear Genius Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNER'S bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. If prior investments are canceled or fail, they will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus. It will be the highest bonus rate for which they are eligible.

The Company and its Business

Company Overview

Clear Genius Inc. (the "Company") is a consumer products Company in the Point-of-Use water filtration category.

Clear Genius® has secured two patents which feature the first water pitcher filtration system using a patented reusable cartridge. When used with the replaceable Filter Pod® Refills, the cartridge fits directly into Brita®, Pur® or Clear Geniu® water pitchers. For Brita® and Pur® users worldwide and many private label brands sold at Walmart and other major retailers, it eliminates the need to throw away the single use plastic cartridge. This innovative feature increases the efficiency of recycling and provides a more environmentally conscious and cost-effective approach to filtering tap water at home.

Through initial marketing efforts, we have built brand awareness, positive consumer reviews and trust, repeat orders and early retail exposure. Clear Genius® has already acquired over 30,000 customers from major e-commerce and retail channels, including Amazon.com, Walmart.com, and over 1,100 Publix grocery stores.

Simply put, we filter water so it tastes great and is safer for human consumption. The current Clear Genius® water filtration system turns tap water into healthy, great tasting drinking water through a proprietary blend of activated carbon and ion-exchange resin.

Specifically, our activated carbon effectively reduces chlorine, mercury, and volatile organic compounds (VOCs). Ion exchange resin reduces calcium, magnesium, iron, manganese, copper, and mercury. This combination of filtration media is contained within a patented Filter Pod made from recyclable mesh filtration fabric that keeps the filter media out of your drinking water and offers a more cost-effective and environmental-friendly way to enjoy great tasting water.

A strong infrastructure of systems, branding, management, supply chain and affiliated organization expertise has put Clear Genius® in a strong position for scaling and growth.

Corporate History

Clear Genius Inc. was organized on January 14, 2020 under the laws of Delaware. We operated under Sterling Filters, LLC (the predecessor Company), which was a limited liability Company organized in April 2014 under the laws of Missouri.

On January 14, 2020, the predecessor Company merged with the Company pursuant to a Plan and Merger Agreement dated December 19, 2019. The two 50% owners of the predecessor Company agreed to exchange their 100% interest in the predecessor Company for 5,500,000 shares of the Company's common stock, thereby transferring ownership of the predecessor company to the Company.

Competitors and Industry

Worldwide, the point-of-use water treatment systems market was valued at $19.9 billion in 2018 and is projected to grow at over 10% annually to $32.7 billion by 2023.

The total North America point-of-use market, led by the US, was valued at over $3.5 billion in 2016 and is projected to grow to $4.6 billion in 2025. The current U.S. retail market for under the sink water filters, pitchers and replacement parts is currently estimated to be over $1 billion.

Water filters in this category are sold in nearly every mass retailer through the houseware, grocery, drug, and hardware channels. Dominant retailers include Walmart, Target, Bed Bath & Beyond, Lowes, Home Depot and other top grocery and hardware store chains.

The large existing base of consumers with Brita® and PUR® pitchers provides a significant opportunity for Clear Genius® to gain market share with a smarter, environmentally conscious, cost-saving alternative for filtering tap water at home. And our filtered water tastes great!

https://www.marketsandmarkets.com/Market-Reports/point-of-use-water-treatment-systems-market-131277828.html

https://www.grandviewresearch.com/industry-analysis/point-of-use-water-treatment-systems-market https://www.forbes.com/forbes/1999/0419/6308116a.html#48ce36309213

Key companies in this segment of the U.S. market include The Clorox Company (Brita)® and Helen of Troy Ltd (PUR)®, with Brita® having an estimated 91 million users. PUR's sales, including water pitcher filtration, faucet-mounted filters and refrigerator filters are expected to exceed $110 million in 2012.

https://www.westenjohnson.com/brita

https://www.reuters.com/article/us-helenoftroy/helen-of-troy-to-buy-pgs-water-filtration-business-idUSTRE7B513320111206

https://www.inquirer.com/philly/business/20160327_In_lead_crises__a_maker_of_water-filtration_pitchers_sees_opportunity_clearly.html

Current Stage and Roadmap

Clear Genius®' razor/razor-blade-inspired, "refill-based" business model will help us build significant customer lifetime value by offering customers who already have a pitcher, whether it be from Clear Genius®, Brita®, PUR® or certain other competitors, the ability to sign up to receive Filter Pod refills at recurring intervals as a subscription service.

Clear Genius has already acquired over 30,000 customers from major e-commerce and retail channels including Amazon.com, Walmart.com, and over 1,100 Publix grocery stores.

Through initial marketing efforts, we have built brand awareness, positive consumer reviews and trust, repeat orders and early retail exposure. A strong infrastructure of systems, branding, management, supply chain and affiliated organization expertise has put Clear Genius® in a strong position for scaling and growth.

Several priorities for growth have been identified and include brick-and-mortar retail initiatives, expanding sales and customer acquisition in e-commerce channels, and product line extensions.

We are actively working with leading innovators in the water treatment industry on our future product pipeline which includes filtration technology with faster flow rates, removal of more contaminants, and more gallons treated per filter.

The Team

Officers and Directors

Name: Harry R. Kraatz

Harry R. Kraatz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Executive Officer
  Dates of Service: October 10, 2019 - Present
  Responsibilities: Develop, implement and manage the Company's strategic plan. Upon funding, Harry R. Kraatz will be an at will employee and paid an annual salary of $140,000. He will also qualify to participate in a stock option plan.

- **Position:** Director
  Dates of Service: January 14, 2020 - Present
  Responsibilities: Management supervision.

Name: Thomas D. Kraatz

Thomas D. Kraatz's current primary role is with the Issuer. Thomas D. Kraatz currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Chairman of the Board
  Dates of Service: January 14, 2020 - Present
  Responsibilities: Management supervision. Thomas Kraatz does not receive a salary. In exchange for his cash investments he owns 50% of the common stock.

Name: Daniel R. Coffman

Daniel R. Coffman's current primary role is with Coffman and Company. Daniel R. Coffman currently services Dan works approximately 20 hours per week. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and CFO
  Dates of Service: January 14, 2020 - Present
  Responsibilities: Management supervision. The CFO will be primarily responsible for managing the Company's finances, including financial planning, record-keeping, financial reporting and tax compliance. Dan does not receive a salary. In exchange for his cash investments he owns 50% of the common stock.

Other business experience in the past three years:

- **Employer:** Coffman and Company
  Title: Owner CPA
  Dates of Service: January 01, 2001 - Present
  Responsibilities: CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Clear Genius Inc. shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exceptions to this rule are if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family or trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer products industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow. If it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in a series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all of the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Clear Genius Inc. was formed on January 14, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Clear Genius has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we may choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay then locating the right employee. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

In addition to the other relevant information set out in this document, the Directors believe the following general and specific risk factors should be considered carefully in evaluating whether to make an investment in the Company.
There may be additional risks that the Directors currently consider not to be material or of which they are currently unaware. Investors should note that the value of common shares may go down as well as up and there is no certainty that they will get back the full amount they invested. Any person considering an investment in common shares is recommended to consult an investment advisor, counsel or an appropriately qualified taxation advisor, prior to making any such investment.

1.1 There is a history of losses, an expectation that net losses will be incurred in the near future and the Company may never be profitable.
The company has experienced operating losses in the last three fiscal years and as December 31, 2018 had an accumulated deficit of approximately $1.7 million. The company expect to incur further operating losses as they continue developing product offerings and sales and distribution channels and expand geographically. There can be no assurance that the Company will ever achieve significant revenues or profitability.

1.2 Profitability depends on the success and market acceptance of current and new products.
The future profitability of the Company will depend upon the successful development, marketing and sales and market acceptance of its existing product line and other new products. The ability to increase sales of existing and new products will depend upon many factors, some of which are beyond the control of the Company, including market acceptance of its technology and products, the ability to manufacture and price products at levels competitive with competing products, downturns affecting industries in which the products are sold, and the availability and price of raw materials. Market acceptance of existing and new products will also depend on a

variety of factors including demonstrating their efficacy and safety, their relative cost, and their other advantages compared to current or future alternative products. Among other factors, no assurances can be given that: (i) the products will achieve or sustain revenue growth or profitability; (ii) enhancements to products and other applications can be successfully developed; (iii) demand for and market acceptance of products and enhancements will grow or continue; or (iv) the products of the Company will successfully compete with the products of others. To the extent demand for the products does not develop or continue due to competition, poor product performance, negative assessments by customers or the financial resources and expertise of the Company, technological change or other factors, the results of operations will be materially and adversely affected.

1.3 Revenue is currently derived from a limited line of products and customers and decreases in sales of any one of these products or to any one of these products would have a material adverse affect on the Company.

Revenue is currently derived from a limited line of products and customers and decreases in sales of any one of these products would have a material adverse effect on the Company.

1.4 The introduction of potentially more advanced drinking water purification technologies may pose operational and financial risk.

The introduction of potentially more advances drinking water purification technologies in may pose operational and financial risk.

1.5 Some of the Company's business segments are reliant on few customers.

Revenues in water pitchers, cartridges and filter pods have been derived primarily from Publix and Amazon. Although the Company is not aware of any intention on the part of its key customers to cease trading with it, there can be no guarantee that the Company's key customers will continue to trade with the Company on similar terms or indeed at all. Any decrease in sales to these customers could have a material effect on the Company's revenues.

1.6 Some of the Company's patents may expire earlier than expected.

All patents have a limited duration of enforceability. With some exceptions, notably US patents that are extended due to delays caused by the patent office, patents have a duration of 20 years from the filing date. Once a patent expires, the invention disclosed in the patent may be freely used by the public without accounting to the patent owner, as long as there are no other unexpired patents that embrace an aspect of the invention. Sterling Filters strives to patent improvements, new uses, or new formulations relating to the underlying inventions, but, there is no certainty that any improvement, new use, or new formulation will be patented to extend the protection of the underlying invention, or provide additional coverage to adequately protect the invention. Any failure or inability to protect licenses, patents or other intellectual property rights could adversely affect the Company's ability to manufacture and sell its products.

1.7 The business and financial results depend on maintaining a consistent and cost-

effective supply of raw materials
The business and financial results depend on maintaining a consistent and cost-effective supply of raw materials.

1.8 The business of the Company exposes its products to potential product liability risks

The business of the Company may expose it to potential product liability risks that are inherent in the research, development, manufacturing, marketing, sale and use of its products and future products. Although the Company has never had any product liability claims in the past, the Company. Competition from traditional manufacturers may adversely affect distribution relationships and may hinder development of existing markets, as well as prevent the Company from expanding its markets. The water filtration, clarification and purification industries are highly competitive. The Company competes with a variety of companies including Clorox, Helen of Troy, Pentair, Culligan, AO Smith, etc. More broadly the Company competes with all drinking water sources, including municipal water (untreated tap water), bottled water, Point of Entry systems (whole house treatment systems) and Point of Use systems. The Company competes not only for consumer acceptance but also for shelf space in retail outlets and online marketing promotions related to specific keywords, and for marketing focus by its distributors, all of which also distribute other brands of water purifiers. If, due to such pressure or other competitive threats, the Company is unable to sufficiently maintain or develop its distribution channels, it may be unable to achieve its current revenue and financial targets. As a means of maintaining and expanding its distribution network, it intends to introduce product extensions and additional brands. There can be no assurance that the Company will be able to do so or that other companies will not be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than the Company could have a material adverse effect on its existing markets, as well as its ability to expand the market for its products. The company has product liability insurance. While the Directors believe the current levels of coverage are sufficient for its current products, there can also be no assurance that the level of insurance carried, now or in the future, will be adequate to cover the financial damages resulting from a product liability claim or judgment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas D. Kraatz	2,750,000	Common Stock	50.0
Daniel Coffman	2,750,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

After we close our offering, the board plans to approve a stock option plan for certain current and potential future employees. Preliminarily, the board envisions setting aside 15% of the remaining authorized shares for the pool.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $200,000.00
Maturity Date: December 01, 2021
Interest Rate: 7.0%
Discount Rate: %
Valuation Cap: $3,600,000.00
Conversion Trigger: Equity

Material Rights

The conversion price is determined by quotient of (1) $3,600,000 divided by (2) the aggregate number of the Company's outstanding Series A nd Series B Preferred Units immediately prior to the Change in Control (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than indebtedness).

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and thus control dilution, the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00

Use of proceeds: Inventory, marketing and G &A expenses.
Date: September 10, 2018
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Money for working capital.
  Date: January 15, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Company operations and inventory.
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

To date, the results of operations are reflective of management's initial "proof of concept" goal and the priority of positioning the company for scaling and growth.

Specifically, the focus has been on:

1) Developing and patenting the technology;

2) Building the infrastructure of the company to launch its products;

3) Establishing "proof of concept" and a base level of brand awareness with consumers and retailers.

Since our product launch in the beginning of 2017, we estimate that we have over 70,000 customers through e-commerce and brick and mortar retail sales. In addition, a large percentage (65% of 2019 Amazon sales and 33% of 2019 Publix sales) is return customers buying Filter Pod Refills. This reflects brand loyaltyand indicates satisfaction with the product.

GROSS REVENUES

Amazon Publix Total

2017 127,700 272,500 $400,200

2018 101,600 214,700 $316,300

2019 54,700 40,900 $95,700

Our largest sales year 2017, was the result of receiving opening orders from the Publix grocery retail chain (with over 1,100 stores in the Southeast). This front-end loading of warehouse inventory and retail shelves is typical for the industry.

Publix sales in 2018 were further augmented as a result of an in-aisle, quarter pallet promotion program in 500 stores.

2019 sales were significantly down as a direct result of reduced advertising and marketing due to lack of capital.

Monthly Amazon sales peaked in 2017 as a result of our strategy to quickly generate customers in the e-commerce channel which allowed us to monitor and establish proof of concept through sales rates and reviews. Driven largely by digital marketing expenditures through Amazon, Google, Facebook and Twitter, we attained a monthly rate of sales of nearly $15,000 in early 2017.

COST OF GOODS SOLD

Our component supply chains are as follows:

Pitcher China

Filtration Media China

Cartridge China

Filter Pod China

Retail Cartons US

Assembly of bulk components and shipping of final retail packs is completed by our 3rd party fulfillment center in St.Louis, Missouri.

Gross Profit, exclusive of discounts, has been consistent at approximately 50%.

We own our tooling and molds for the manufacturing of our patented Reusable Cartridge and the Filter Pod Refill.

We have established the supply chain and basic requirements for setting up manufacturing in the U.S. and forecast cost savings up to 35% over current levels.

This will be a priority initiative once we have attained the necessary funding level.

EXPENSES

To meet our objective of positioning the company for growth and scaling, our early expenditures were very heavily weighted in:

Research and Development of the filtration technology

Patent Applications

Systems and IT Platforms for e-commerce

Branding, Package Development and Website development

Supply Chain and Fulfilment

With this infrastructure in place, our focus became driving sales and our largest expenditures were in digital marketing and promotion campaigns.

As revenues grow, we expect these percent of sales expenses to normalize in the area of 15%.

Historical results and cash flows:

The result of Clear Genius's initial years of operation is a testament to its proof of concept and brand building. The Company's future results and cash flows should improve substantially based on our plan to utilize the anticipated additional capital for advertising, marketing, retail initiatives, adding sales personnel and expanding product lines.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company does not have any line of credits.

Capital resources include sales proceeds, cash on hand and a convertible note for 150,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical to growing the brand. We can service current customers and continue to fund protection of our patents.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is currently analyzing operating losses and requires the infusion of new capital to meet the objectives of its business plan. If the Company is successful with this offering, the Company will continue to support its operations by raising capital under additional private offerings, equity or debt issuance, or other methods available to the Company.

Approximately 90 % of the Company's funds will come from this offering. The Company anticipates this will provide funding to continue adding retailers, enroll e-commerce subscription memberships, and develop new products.

In the interim, the Company is confident that its current cash plus the $107,000 target minimum offering, coupled with the potential to obtain the maximum offering of $1.07M will provide Clear Genius with a sufficient runway to operate its business, refine key foundational processes and retain its current accounts.

In the event either future capital raising or crowdfunding efforts are delayed or unsuccessful, the Company will not be able to continue to expand the business as planned. As a fail-safe, the Company will preserve its patented technology for future sale and seek a strategic partner.

The funds are necessary to fund the growth and for new product development

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the raise is limited to the minimum offering, the Company will only be able to maintain its existing customer base and it will not be able to aggressively advertise or seek new customers.

If we raise our minimum without additional revenue streams and without additional investment the Company's cash out date is July 2020.

How long will you be able to operate the company if you raise your maximum funding goal?

Management believes the Company could self-fund if required with a maximum raise. To sustain momentum and to continue building the brand additional capital will be required. Success of retail initiatives will be commensurate with rate of growth in store counts and sales. E-commerce and related advertising spends will be driven by results and the ability to raise capital. The efficiency of these spends, based on Cost of Customer Acquisition and Average Cost of Sales, will be evaluated and determine commitment levels to these channels going forward.

The Board of Directors has invested in excess of $2.3 million to date and, if required, they will continue to invest to preserve the patented technology.

The funding is adequate for the current scaling plan. With success the Company hopes to continue scaling which may require additional capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No further sources of captial anticipated at the moment, in the event of the future capital raising or crowdfunding efforts are either delayed, or unsuccessful, the company will not be able to continue to ramp or expand the business as planned. There could be elective continued contributions from management.

Indebtedness

- **Creditor:** Dr. George Crispo
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Maturity Date: December 01, 2021

- **Creditor:** Harry Kraatz
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Maturity Date: December 01, 2021

Related Party Transactions

- **Name of Entity:** Harry R. Kraatz
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: A notes payable of $100,000 is outstanding with Harry Kraatz at an interest rate of 7% annually. The maturity date is 12-01-2021.
  Material Terms: Owed to: Harry Kraatz Amount owed: $100,000.00 Interest rate: 7% Maturity date: December 1, 2021 Material terms: There are no other material terms to this debt

Valuation

Pre-Money Valuation: $5,500,000.00

Valuation Details:

The Company believes it has established a fair pre-money valuation. It recognizes that some of the factors are very subjective. In determining the valuation, the company considered its $2.3 million invested by its management, negotiations with previous investors, value of its patents, and proof of concept achievements with Publix, Amazon.com, Walmart.com and market forces. Additionally, the Company included scalability, the strength and experience of its management team and the size of the opportunity.

The Company set its valuation internally, without a formal third-party independent valuation. The above represents solely the opinion of the Clear Genius Board of Directors regarding fair market value.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  Purchase inventory.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Promotion of fundraising on Start Engine through email promotion to drive sales, build a wider audience and engage in public relations and social media advertising. Marketing related to promoting sales at Publix stores and on Amazon.

- *Company Employment*
  20.0%
  Includes compensation and G&A. Increase headquarters staff to boost sales and marketing. Hire national sales representatives.

- *Research & Development*
  10.0%
  Develop, refine and test new products including water pitcher upgrades. Build prototypes, assess market opportunities and survey audiences.

- *Operations*
  15.0%

Further establish operations for national and international markets. Expand logistics team, facilitate customer service, boost accounting infrastructure.

- *Working Capital*
15.0%
Additional patent filings and other general, legal and office support functions. The Company may change the intended use of proceeds if our officers believe it is in the best interest of the Company.

- *Inventory*
10.0%
Increase available supply for sales and distribution.

- *Trex Water*
6.5%
Funds will be used for research and developing solutions to improve ion exchange and activated carbon media.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at clear-genius.com (clear-genius.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/clear-genius

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Clear Genius Inc.

[See attached]

STERLING FILTERS, L.L.C.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Sterling Filters, L.L.C.
Poplar Bluff, Missouri

We have reviewed the accompanying financial statements of Sterling Filters, L.L.C. (the "Company,"), which comprise the balance sheets as of December 31, 2019 and December 31, 2018, and the related statements of operations, statements of members' equity (deficit), and cash flows for the year ended December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 13, 2019
Los Angeles, California

Sterling Filters, L.L.C.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	19,853	$	84,881
Accounts receivable—net		2,412		3,298
Inventories		140,545		171,533
Prepaids and other current assets		824		4,474
Total current assets		**163,634**		**264,187**
Property and equipment, net		15,047		34,167
Intangible assets, net		7,657		11,059
Total assets	$	**186,338**	$	**309,412**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable		12,805		56,954
Credit Card		478		1,138
Other current liabilities		15,360		884
Total current liabilities		**28,643**		**58,976**
Convertible Note		150,000		150,000
Total liabilities		**178,643**		**208,976**
MEMBERS' EQUITY				
Members' equity		2,013,991		1,863,991
Retained earnings/(Accumulated Deficit)		(2,006,297)		(1,763,555)
Total members' equity		**7,695**		**100,436**
Total liabilities and members' equity	$	**186,338**	$	**309,412**

See accompanying notes to financial statements.

Sterling Filters, L.L.C.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 95,681	$ 266,848
Cost of goods sold	47,159	179,221
Gross profit	48,521	87,627
Operating expenses		
General and administrative	188,167	396,343
Sales and marketing	92,596	138,808
Total operating expenses	280,763	535,151
Operating income/(loss)	(232,241)	(447,523)
Interest expense	10,500	1,458
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(242,741)	(448,982)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (242,741)**	**$ (448,982)**

See accompanying notes to financial statements.

Sterling Filters, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in , $US)	Members' Equity	Accumulated Deficit	Total Members' Equity
Balance—December 31, 2017	$ 1,713,991	$ (1,314,574)	$ 399,418
Net income/(loss)		(448,982)	(448,982)
Member contribution	150,000		150,000
Balance—December 31, 2018	1,863,991	$ (1,763,555)	$ 100,436
Net income/(loss)	-	(242,741)	(242,741)
Member contribution	150,000	-	150,000
Balance—December 31, 2019	2,013,991	$ (2,006,297)	$ 7,695

See accompanying notes to financial statements.

Sterling Filters, L.L.C.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (242,741)	$ (448,982)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	19,120	19,120
Amortization of intangibles	3,402	3,402
Changes in operating assets and liabilities:		
Accounts receivable	886	(3,100)
Inventory	30,988	60,024
Prepaid expenses and other current assets	3,651	(1,979)
Accounts payable and accrued expenses	(44,149)	(990)
Credit Cards	(660)	1,138
Other current liabilities	14,476	(676)
Net cash provided/(used) by operating activities	**(215,028)**	**(372,043)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(9,055)
Net cash provided/(used) in investing activities	**-**	**(9,055)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Convertible Note	-	150,000
Member contribution	150,000	150,000
Net cash provided/(used) by financing activities	**150,000**	**300,000**
Change in cash	(65,028)	(81,098)
Cash—beginning of year	84,881	165,979
Cash—end of year	**$ 19,853**	**$ 84,881**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 10,500	$ 1,458
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Sterling Filters, L.L.C., was formed on April 29, 2014 in the state of Missouri. Sterling Filters, L.L.C. is registered to do business as Clear Genius. The financial statements of Sterling Filters, L.L.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in St. Louis, Missouri.

Clear Genius, is a consumer products company in the Point-of-Use water filtration category. Clear Genius is the first water pitcher filtration system featuring a patented reusable cartridge. Utilizing a two-piece reusable cartridge with replaceable Filter Pod® refills, Clear Genius fits directly into existing Brita®, PUR® or Clear Genius Pitchers. This innovative product provides a more environmentally conscious and cost-effective approach to filtering tap water at home.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

(UNAUDITED)

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2014 through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 13, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

(UNAUDITED)

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw materials	$ 108,697	
Finished Goods	31,848	171,533
Total Inventories	$ 140,545	$ 171,533

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid expenses	$ 824	$ 2,577
Utility deposits	-	1,500
Other current assts		398
Total Prepaids Expenses and other Curr	$ 824	$ 4,474

Other current liabilities consist of the following items:

Other Current Liabilities:	2019	2018
Accrued Payroll	$ 42	$ 884
Amount due to owners	15,318	
Total Other Current Liabilities	$ 15,360	$ 884

(UNAUDITED)

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Equipment	$ 134,205	$ 134,205
Property and Equipment, at Cost	134,205	134,205
Accumulated depreciation	(119,158)	(100,039)
Property and Equipment, Net	**$ 15,047**	**$ 34,167**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was in the amount of $19,120 and $19,120 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2019, intangible asset consists of

As of Year Ended December 31,	2019	2018
Intangible assets, at cost	**$ 17,013**	**$ 17,013**
Software	17,013	17,013
Accumulated amortization	(9,356)	(5,954)
Intangible assets, Net	**$ 7,657**	**$ 11,059**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2019 and 2018 was in the amount of $ 3,402 and $3,402 respectively.

Period	Amortization Expense
2020	$ (3,402)
2021	(3,402)
2022	(853)
Total	**$ (7,657)**

7. MEMBERS' EQUITY

The ownership percentage of the members were as follows:

As of Year Ended December 31, 2019

Member's name	Ownership percentage
Tom Kraatz	50.0%
Daniel Coffman	50.0%
TOTAL	**100.0%**

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

8.   DEBT

Convertible Note

On September 10, 2018 the company entered into $50,000 convertible promissory note agreement with one of its founding members Harry Kraatz. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on 3rd anniversary in 2021.

Upon maturity or change in control, the note holder can convert the note payable into equity. Conversion price is determined by quotient of (1) $3,600,000 divided by (2) the aggregate number of the Company's outstanding Series A and Series B Preferred Units immediately prior to the Change in Control (assuming full conversion of exercise of all convertible and exercisable securities then outstanding other than indebtedness). The outstanding balance of this note as of December 31, 2019 is in the amount of $50,000, classified as non-current. The related interest expense was $ 3,500 for 2019.

On December 3, 2018 the company entered into $100,000 note payable agreement with a certain lender. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on 3rd anniversary in 2021. The outstanding balance of this note as of December 31, 2019 is in the amount of $100,000, classified as non-current. The related interest expense was $ 7,000 for 2019.

9.   RELATED PARTIES

On September 10, 2018, the company entered a convertible note agreement with one of its founders Harry Kraatz in the amount of $50,000. Refer to note 8 'Debt' for further information. Accrued interest in the amount of $15,318 due to the owner has been reported within Other current liabilities.

On January 15, 2020 the company entered into $50,000 convertible promissory note agreement with Harry Kraatz. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on December 1, 2021.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On May 1, 2016, the Company entered an office lease agreement with Phoenix Winghaven LLC in the amount of $1441.83 per month. The lease commenced on May 1, 2016 and expired on April 2017. After the lease expired, the company entered into month to month rental agreement and continued to pay $1,441.83 monthly until March, 2019. Rent expense was in the amount of $ 4,325 and $15,860 as of December 31, 2019 and December 31, 2018 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Sterling Filters, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 13, 2020, the date the financial statements were available to be issued.

Clear Genius Inc. was organized on January 14, 2020 under the laws of Delaware, succeeding Sterling Filters, LLC, the predecessor company, which was a limited liability company. On January 14, 2020, the predecessor company merged with the new company pursuant to a Plan and Merger Agreement dated December 19, 2019.

The two 50% owners of the predecessor company agreed to exchange their 100% interest in the predecessor company for 5,500,000 shares of the new company's common stock, thereby transferring ownership of the predecessor company to Clear Genius Inc. The number of shares authorized is 10,000,000 with total of 5,500,000 outstanding with par value of $ 1.00.

The company is currently raising funds through its Regulation CrowdFunding ("Reg CF") on StartEngine LLC. As of April 13, 2020, the company had a subscription receivable of $21,850 related to the sale of shares of Common Stock.

On January 15, 2020 the company entered into $50,000 convertible promissory note agreement with Harry Kraatz. The note has an interest rate of 7% per annum and the entire principal of the note and accrued interest mature on December 1, 2021.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $2,006,297 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Clear Genius®

Keep the Cartridge, Replace the Pod®





$29,430 raised

49 Investors	**3** Days Left
$1.00 Price per Share	**$5.5M** Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

Website · Corte Madera, CA · CONSUMER PRODUCTS

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Clear Genius® is the first water pitcher filtration system featuring a patented reusable cartridge which results in a reduction of plastic waste in our environment. The Clear Genius® reusable cartridge fits directly into Brita® PUR® or Clear Genius® pitchers. Keep the cartridge and simply replace the Clear Genius® filter pod. This innovative product provides a more environmentally conscious and cost-effective approach to filtering tap water at home by reducing plastic waste.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Innovative: The first eco-friendly, PATENTED, sustainable water filtration system that features reusable cartridges and replaceable Filter Pods®.
- Disruptive: The patented reusable cartridge and replaceable Filter Pod® fit directly into Brita®, PUR® and other big brand pitchers at a lower cost and eliminate the need to dispose of the single-use plastic cartridge.
- Proven: Certified by the Water Quality Association to meet NSF/ANSI standards 42 and 53, which reduce harmful contaminants while improving taste; attained

Bonus Rewards

Get rewarded for investing more into Clear Genius®

$250+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus

42 and 53, which reduce harmful contaminants while improving taste, attained over 30,000 customers across e-commerce and retail, including Amazon.com and Walmart.com; is placed in over 1,100 Publix grocery stores; and over $2.3 million has been invested by the principals.

UPDATE

The Clear Genius® family would like to express our heartfelt concern about the tragic, global impact affecting us all from the Covid-19 pandemic. We cannot stress enough the importance of having our homes properly stocked with necessities to keep our families healthy during this time of uncertainty. Water is critical to our well-being. Due to environmental concerns, we do not support single-use plastic water bottles, but we do support drinking clean healthy water. While an under-the-sink or faucet filtration system is not a feasible or affordable option for everyone, a filtered water pitcher is a reasonably priced solution. Whether you choose Clear Genius® or another brand ... please drink healthy water!

"Keep the cartridge. Replace the pod®."

OUR STORY

A dorm room, a spark of inspiration, and a dedication to the environment

This is the story of a patented revolutionary solution to the problem of throwing away single use plastic in the water filter category. Like other great businesses which began in the most unlikely of places – garages, basements and tiny apartments – the Clear Genius® spark of inspiration originated in a dorm room.



CLEAR GENIUS
Eco-friendly,

StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

$500+
Investment
First Volume Tier
$500 investment and above | Rece free Clear Genius ® pitcher and 3 Pods®.

$1,000+
Investment
Second Volume Tier
$1,000 | Receive a free Clear Geniu pitcher with a year subscription of Pods®.

$2,000+
Investment
Third Volume Tier
$2,000 | Receive a free Clear Geniu pitcher with a year subscription of Pods® plus a $200 Patagonia gift certificate plus Clear Genius® will a 1% donation to 1% for the Planet

$10,000+
Investment
Fourth Volume Tier
$10,000+ | Receive a free Clear Ge pitcher with a year subscription of Pods®, plus $500 Patagonia gift certificate + 10% bonus shares plu Genius® will make a 1% donation for the Planet.

$50,000+
Investment
Fifth Volume Tier


reusable water
filtration system.
Fits Brita®, PUR®
and Clear Genius®
water pitchers.

$50,000 investment / same as abo
15% bonus shares + 7-Night vacat
worth $4550 to Vidanta* at one of
Luxury Mexico Resorts + Clear Ger
will make a 1% donation to 1% for
Planet.

Our co-founder was dropping his son off at college and went to purchase a water pitcher to make certain his son would have great tasting, clean, healthy water to drink. He realized that most major brand water pitchers were basically the same and had been for a long time. You simply replace the filter every two months. Yet, he wondered why the outer filter cartridge wasn't reusable. Why not replace only the inner filter, thus cutting costs and, more importantly, avoid throwing a big hunk of single-use plastic in the trash? He knew he could do better than that. So, he invented and patented the first reusable water filter cartridge with a replaceable Filter Pod®.

From our founder's son's dorm room inspiration to our principals' $2.3 million investment, at its core, Clear Genius® reduces plastic waste, saves money and provides great tasting, healthy, drinking water.


Reusable
Cartridge
Filter Pod
Refills
Water
Pitcher

THE PROBLEM

What started as a clean water solution has turned into a huge environmental problem

Public concern over water quality has grown significantly as both mass media and the entertainment industry frequently highlight the contamination of public water supplies. From movies like Erin Brockovich and Dark Waters to the Flint, Michigan water crisis, the public has increasingly turned to both bottled water and water pitcher filtration systems to minimize their health risk from contaminants.


Take Control
Protect Your Family
One -Third of U.S. Community Water Systems
Violated the Safe Drinking Water Act
Propur is NSF tested to
remove 220+ contaminants
More than 75% of U.S. water systems is contaminated with cancer-causing hexavalent chromium (Erin Brockovich chemical). -EWG, 2016
Up to 70% of U.S. water systems have glyphosate. -WaterOnline, 2017
Over 98% of U.S. water systems chlorinate their water. This also makes trihalomethanes (THMs). -Water Quality & Health Council, 2010
More than 5,300 U.S. water systems are in violation of the EPA's lead rule. -CNN, 2016
More than 74% of U.S. water systems are fluoridated. -CDC, 2012
More than 1,600 U.S. water systems have nitrate levels that may cause harm (5.6 million Americans). -SSI, 2019
Nearly 77 million people get water from these supplies.

Source: Natural Resources Defense Council

The plastics that result from these "solutions" have created another huge problem. The rampant growth of plastic production, particularly from single-use plastics like bottled water, is finally being recognized as one of the greatest risks facing the environment, and therefore our entire planet.

Big brand water pitcher filtration tried to fix the problems of the bottled water industry. Yet, if there are 10 million households in the U.S. using water pitchers to filter their drinking water, there are potentially 60 million plastic cartridges being dumped into the environment every year. By 2050, there will be more plastic in the world's oceans than fish. Clear Genius® is dedicated to helping solve the problem one filter at a time.


1 Filter Pod Can Replace
300 Water Bottles



THE SOLUTION

A patented reusable water filter cartridge

Clear Genius® developed the first water pitcher filtration system using a patented reusable cartridge and Filter Pod® refill that fit directly into Brita®, PUR®, and Clear Genius® water pitchers.

A combination of activated carbon and ion exchange resin inside the filter ensures harmful contaminants are reduced or eliminated from your drinking water. Clear Genius® is developing filtration products with the ability to treat additional emerging water supply contaminants including hexavalent chromium, PFOA/PFOS, nitrates, perchlorates and more.


FILTER POD® REFILL
Non-woven shell prevents black flecks
Ion Exchange Resin
Activated carbon derived from coconut shells

OUR TRACTION

Our products are already available

Our products are already available through large retailers

Clear Genius® has acquired over 30,000 customers from major e-commerce and retail channels including Amazon.com, Walmart.com and over 1,100 Publix grocery stores.

Through initial marketing efforts, we have built brand awareness, received positive consumer reviews and trust, attained repeat orders and achieved early retail exposure. A strong infrastructure of systems, branding, management, supply chain and affiliated organization expertise has put Clear Genius® in a strong position for scaling and growth.



Clear Genius® is poised to become a major brand in North America and international markets with our innovative product pipeline as well as our eco-friendly, sustainable and cost-saving pod design.

The Water Quality Association (WQA) has tested and certified the Clear Genius® system to meet NSF/ANSI standards 42 and 53 which reduce harmful contaminants while improving taste.




CLEAR GENIUS
NEW
Works with Clear Genius® Reusable Cartridge.
6 FILTER POD® Refills
CLEAR GENIUS® REUSABLE CARTRIDGE SOLD SEPARATELY
PATENT PENDING

WHAT WE DO

Simply put, we filter water so that it tastes great and is safer for human consumption

The current Clear Genius® water filtration system turns tap water into healthy, great tasting drinking water through a proprietary blend of activated carbon and ion-exchange resin.


KEEP THE CAR
0:00

Specifically, our activated carbon effectively reduces chlorine, mercury, and volatile organic compounds (VOCs). Ion exchange resin reduces calcium, magnesium, iron, manganese, copper, and mercury. This combination of filtration media is contained within a patented Filter Pod® made from recyclable mesh

filtration fabric that keeps the filter media out of your drinking water and offers a more cost effective and environmental-friendly way to enjoy great tasting water.


CLEAR GENIUS
CLEAR GENIUS® REDUCES HARMFUL CONTAMINANTS (COPPER, MERCURY AND CADMIUM) AS WELL AS CHLORINE AND ZINC FOR GREAT TASTING, CLEAN WATER.

THE MARKET

Environmental awareness has led to growth in the water filtration market

Heightened public concern over water quality has led to growth in both the bottled water and water filtration markets. However, growing concerns over sustainability and plastic pollution have driven consumers away from bottled water and toward the more environmental-friendly water filtration market. Clear Genius® is well-positioned to benefit from these shifts in consumer sentiment for years to come.

Worldwide, the point-of-use water treatment market was valued at $19.9 billion in 2018 and is projected to grow to $32.7 billion by 2023.





PERFECT FOR THE ENVIRONMENT.
WATER IS CLEAN AND FRESH.
- Johnny S.
CLEAR GENIUS
NEW
WATER FILTRATION SYSTEM
PITCHER with REUSABLE CARTRIDGE and FILTER POD REFILL
KEEP THE CARTRIDGE REPLACE THE POD
6 CUP
CLEAR GENIUS
ORDER NOW amazon

The total Global point-of-use water treatment market, led by the U.S., was valued at over $3.5 billion in 2016 and is projected to grow to $4.6 billion in 2025. The current global retail market for water filters, pitchers and replacement parts is currently estimated to be over $1 billion.

Water filters in this category are sold in nearly every mass retailer through the houseware, grocery, drug, and hardware channels. Dominant retailers include Walmart, Target, Bed Bath & Beyond, Lowes, Home Depot and other prominent grocery and hardware store chains.

The large existing base of consumers with Brita® and PUR® pitchers provide a significant opportunity for Clear Genius® to gain market share with a smarter, environmentally conscious, and cost-saving alternative for filtering tap water at home. And our filtered water tastes great!




CLEAR GENIUS
NEW
REUSABLE
REFILL

HOW WE ARE DIFFERENT

We offer the first reusable water filtration cartridges

Key competitors in the U.S. market include Brita®, PUR®, and several private label brands. What sets Clear Genius® apart is our reusable filter cartridge. The substantial "installed base" of existing consumers who have Brita® and PUR® pitchers throw away a large piece of plastic every two months.

	CLEAR GENIUS™	BRITA®*
REDUCES CONTAMINANTS: Copper, Mercury, Cadmium, Zinc	✓	✓
ELIMINATES CHLORINE TASTE AND SMELL	✓	✓
FRESH, GREAT TASTING WATER	✓	✓
BPA FREE PLASTIC	✓	✓
REPLACES 300 WATER BOTTLES	✓	✓
40 GALLONS (APPROX. 2 MONTHS)	✓	✓
REUSABLE PLASTIC CARTRIDGE	✓	
FILTER POD REFILL	✓	

Our products can be used with filters that are and have dominated the market yet offer a more innovative, cost-saving alternative. This provides an easy transition to convert to our products. In addition, our products reduce plastic waste and provide a significant opportunity for Clear Genius® to gain market share.

THE BUSINESS MODEL

THE BUSINESS MODEL

This model is a convenient and efficient refill-based system

Clear Genius's® razor/razor-blade-inspired "refill-based" business model will help us build significant customer lifetime value by offering existing pitcher customers whether it be from Clear Genius®, Brita®, PUR® or other competitors the ability to enroll to receive Filter Pod® refills as a subscription service. As large groups of consumers continue to shift their purchasing habits toward the ease of subscription based purchases; our products will be the clear choice for both cost and environmental savings versus big brands.


Receive Filter Pod®
replacement reminders
via email.
CLEAR GENIUS®
CLEAR GENIUS®
NEW
Works with Clear Genius® Reusable Cartridge
6 FILTER POD Refills
CLEAR GENIUS® REUSABLE CARTRIDGE SOLD SEPARATELY

THE VISION

Building brand awareness and providing greater product availability will make it easier for people to adopt our products

Strong initial proof of concept sales provide Clear Genius® robust momentum going forward into our next stage of expansion. This expansion phase will prioritize brick-and-mortar retail initiatives, focus on sales development and customer acquisition through e-commerce channels, while accompanied by brand building and product line extensions.

Our mission is simple:
To change the world,
one water filter at a time



We are actively working with leading innovators in the water treatment industry regarding our future product pipeline. The pipeline includes filtration technology with faster flow rates and the removal of more contaminants, including heavy metals and fast flowing pods for hexavalent chromium, arsenic PFOA and PFOS. In early 2021, we plan to move production to the USA.

OUR TEAM

A team rooted in entrepreneurial experience

The team of entrepreneurs behind Clear Genius® previously built a $40 million consumer products company and have experience developing national and international brands. Each individual brings extensive experience and leadership to the Company across multiple disciplines, including management, finance, marketing, branding, product development, and manufacturing. We've also assembled a highly talented team of affiliated organizations — all leaders in their disciplines — to assist with the growth and expansion of Clear Genius®.

WHY INVEST

It’s time to bring a more sustainable option to the water filtration market

Since launching Clear Genius® in 2017, we have sold our products to over 30,000 consumers through both online and in-store sales.

We've received hundreds of positive reviews and have thousands of repeat customers who have returned to purchase our Filter Pod® Refills.

Coupled with increasing consumer demand for healthy water and the overall push to reduce single-use plastic waste in the environment, we believe it's a great time for Clear Genius® to open its doors for the public to become part of our company.

We are well-positioned to significantly scale our business. We welcome investors that believe in our product and are passionate about our mission. When it comes to clean water, the answer is clear, Clear Genius®.

Please join us.


CLEAR GENIUS



Filter Smart, Feel Great.



2015
Company Founded
2016
WQA Certification Granted
2017
Products Launched
2018
Patents Issued
2020
StartEngine Crowd Fund
2021
Production Moved to USA
(ANTICIPATED)
2021
Modern Pitcher/Water Bottle Bundle/Fruit Infuser Apparatus Bundles
(ANTICIPATED)
2021
Fast Flow/Multi-Contaminant-Removal Filter Pod/Counter Top line/Faucet Mount/Refrig. Carbon Block
(ANTICIPATED)
2021
Products placed in Major Big Box Stores
(ANTICIPATED)
2022
Under the Counter Product Portfolio
.(ANTICIPATED)
2023
Household Point of Entry Products
(ANTICIPATED)

In the Press



SHOW MORE

Meet Our Team







Thomas D. Kraatz
Chairman of the Board

Tom Kraatz's career spans 35 years in management consulting, mergers & acquisitions, marketing and brand management. His experience includes executive level positions in the consulting, packaging distribution and consumer products sectors. In 1998, Kraatz acquired Senoret Group, Inc., a CP company in the lawn and garden category. Through strategic acquisitions and organic growth, the company developed and marketed several leading brands at the nation's largest retailers. The company was sold in 2012 to a Brockway Moran portfolio company. In 2015, Kraatz formed an investment group to launch the Clear Genius® brand, a newly patented water filtration system for home use. Kraatz serves as Chairman of the Board. Tom works 20 hours per week for the Company.

Education

University of Missouri, Master's of Business Administration

Dan Coffman
Board Member; Chief Financial Officer

Dan Coffman is a business professional with over 40 years of certified public accounting experience and is the founder of Coffman and Company, P.C. During his accounting career, Dan also invested in a variety of highly successful businesses that include a sanitary landfill, a title insurance company, and a nationally known manufacturing company producing products under the brand names TERRO and Sweeney's. In 2004, Dan and a group of individuals introduced a new chartered bank known as Sterling Bank, for which Dan has served as a Board Director since its inception. Dan recently invested in a hotel portfolio and is widely sought and respected for his business acumen. Dan works 20 hours per week with the Company.

Education

Missouri State University, Bachelor of Science, Accounting. Dan is a member of the American Institute and Missouri Society of Certified Public Accountants.

Roy G. Mayo
Founder and Advisor to the Board

Roy is the inventor of Clear Genius®. From concept to final creation he developed a solid line of product offerings and managed the startup business into a successful e-commerce and brick-and-mortar model utilizing a cost per acquisition marketing approach with a targeted customer lifetime value. He has been integral to the growth and success of numerous consumer brands including Terro, Sweeney's and Shultz Company (now part of Spectrum Brands). Roy works 10 hours a week for the Company.

Education

Business, Mathematics and Computer Science, Purdue University and the University of Missouri










Harry R. Kraatz
Director; Chief Executive Officer

Harry has held various positions including Vice Chairman of the Board of Commercial Bank of San Francisco (NASD/CBSF) and Chief Executive Officer of Finet Holdings Corporation, a national mortgage brokerage firm (NASD/FNET). He was President of Swensen's Ice Cream Company (NASD/SWEN) which he grew from 30 stores to over 400 stores in 40 states and 14 countries. In 1998 he served as Vice-Chairman of the Board, Chief Executive Officer, and President of ACA JOE International (NASD: ACAJ). Harry has also served as a court appointed "Responsible Party" for numerous bankruptcy cases and was appointed by the United States Bankruptcy Court as Liquidating Trustee for Redsky Interactive, Inc. Harry works full time with the Company.

SMSU, Bachelor of Science, Marketing





Shelly Thigpen
Marketing

Shelly is an accomplished marketing and product development specialist with expertise in creating, building and driving all aspects of marketing, product development and branding. Recognized as a proactive, creative, partner with keen insight while focused on the Company's objectives and ROI. Her experience spans a broad array of industries, working with exceptional companies and extraordinary people. She has created remarkable products and programs that not only align with the customer's needs but also generate new untapped demand and revenue. Shelly works closely with stakeholders to set current and long-term goals for the Company, designs and reviews the marketing budget and manages internal teams and contractors. Skilled at analyzing data she is able to identify challenges and opportunities for growth. She has worked with notable companies including Levi Strauss & Co, Circle TPR, VSP, National Positions Internet Marketing, State Farm, Macy's, Silicon Valley Sports & Entertainment, and Federated Department Stores. Shelly works full time with the Company.

Education

UC Berkeley Extension - Advanced Certificate, Social Media Marketing

University of California, Berkeley, B.S. Business Administration and Marketing





Jeffrey Singer
Consultant

Jeffrey is an entrepreneur and consultant in the chemical industry with over fifteen years of experience in business development, engineering and global marketing across the water treatment, pharmaceutical, biotechnology and chemical process sectors. He began his career at one of the world's largest ion exchange resin manufacturers where he held several positions that ranged from product growth to global marketing initiatives focused on pharmaceuticals and specialty applications. From there, he went on to start several companies in the water treatment space, many of which were acquired or merged into larger organizations. He then began consulting for the world's largest coconut shell carbon manufacturer where he focused on supporting and growing their ion exchange resin division while facilitating cross-selling efforts with activated carbon products.

EDUCATION

University of the Sciences in Philadelphia, Pharmaceutical Business, Pharmaceutics

Minor in Marketing and Business





Michael Kelly
Chief Technology Advisor

Michael brings 35 + years of experience leading a multi-discipline team of chemists and engineers in developing and commercializing water treatment systems. Mr. Kelly has broad experience in drinking water, wastewater and chemical process markets. The past 20 years Mr. Kelly has focused on technologies for removing contaminants from drinking water and industrial wastewater. He is the inventor of eight patents and is published in industry periodicals. Michael works 10 hours per week for the Company.

EDUCATION

Arizona State University, BA Chemistry/Physics

PROFESSIONAL ORGANIZATIONS

American Chemical Society

The Minerals, Metals & Materials Society

American Institute of Chemical Engineers





Caroline Moll

Operations Manager

Caroline is the Operations Manager and a product management specialist with 15 years of experience in product management, new product development, and operations. Caroline currently oversees all inventory management, and website and telephone customer interface. In addition, she is integral to the development and implementation of product marketing strategies, advertising campaigns, sales promotions, tradeshows, and cultivating relationships with all retailer buyers. Caroline holds a B.S. in Management with an emphasis in Marketing. Caroline works full time with the Company.



Beth Bleinter

Customer Service

Beth has more than 10 years experience of customer satisfaction and inside sales. She is our go-to person in all areas of customer service and assists with our accounting and manufacturing requirements. Beth works approximately 15 hours per week for the Company.

Offering Summary

Company :	Clear Genius Inc.
Corporate Address :	103 Koch Rd., Corte Madera, CA 94925
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$5,500,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

First 72 hours - Friends and Family Early Birds | 10% bonus shares

Next 10 days - Early Bird Bonus | 5% bonus shares

Volume

$500 investment and above | Receive free Clear Genius® pitcher and 3 Filter Pods®.

$1,000 | Receive a free Clear Genius® Pitcher with a year subscription of Filter Pods®.

$2,000 | Receive a free Clear Genius® Pitcher with a year subscription of Filter Pods® plus a $200 Patagonia gift certificate plus Clear Genius will make a 1% donation to 1% for the Planet.

$10,000+ | Receive a free Clear Genius® Pitcher with a year subscription of Filter Pods®, plus $500 Patagonia gift certificate + 10% bonus shares plus Clear Genius® will make a 1% donation to 1% for the Planet.

$50,000 investment / same as above + 15% bonus shares + 7 Night vacation worth $4,550 to Vidanta* at one of 5 Luxury Mexico Resorts + Clear Genius® will make a 1% donation to 1% for the Planet.

Vidanta Website - https://www.vidanta.com

Vidanta Sale Sheet - https://tinyurl.com/sqhv888

All perks occur after the offering is completed; travel associated with an invite to LPI is at investor expense.

The 10% Bonus for StartEngine Shareholders

Clear Genius Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNER'S bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. If prior investments are canceled or fail, they will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus. It will be the highest bonus rate for which they are eligible.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state

Updates

Follow Clear Genius® to get notified of future updates!

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Branden Legrand 4 INVESTMENTS 22 days ago
Hi Catherine, I see the company made a comparison with Brita's water filter but not with PUR. I know the PUR water filter eliminates 99.9% of contaminants. Does Clear Genius water filter has the same effect or better than PUR's water filter? Please let me know. Thank you.

> **Harry Kraatz** - **Clear Genius®** 20 days ago
> Branden, thank you for the question. The PUR Basic Filter (Model # PPF900Z) has similar claims to our current Clear Genius Pod. Our product does exceed in saving plastic waste in comparison to this PUR filter. Our product pipeline estimates that in 2021 Clear Genius plans to launch new multiple contaminant reduction filtration pods and products. Stay tuned for more news on pipeline developments.

Michael Beck SE OWNER 10 INVESTMENTS 22 days ago
Have you determined the filter's efficacy compared to competitors? What quality control measures and supply side control do you currently employ since it is made outside of the USA? How about retail price comparisons between competitors? What practical reason would existing Brita or Pur customers choose to change from their own habituated preferences and decide to buy this product? What additional benefit does it have other than "saving the planet" from plastic? What is your current net profitability (or anticipated break even date) if you are already in retail stores ?

Jeremy Miller SE OWNER 9 INVESTMENTS 22 days ago
What else distinguishes you from the competition other than reusable plastic filter and pod? If these are the only two differentiators from Brita, why do I care as a consumer? Is there patented technology? Do you have a slide deck? What are current revenue and future revenue goals?

> **Harry Kraatz** - **Clear Genius®** 20 days ago
> Dear Jeremy, In response to your remaining questions, we have a great deal of financial information included in our Offering Memo which you can see by clicking on 'Offering Details' above. Including forward looking projections in a regulation crowdfunding offering

memo can produce considerable risks for a business due to SEC and FINRA regulations, we determined these risks outweigh the benefits for us in this situation. Our goals at Clear Genius include conservative, moderate and best case revenue models with 12, 24, 36 and 48 month store counts and sales estimates. The moderate projections estimate revenues exceeding $25 million in the 3rd year.

Harry Kraatz - **Clear Genius®** 22 days ago
Dear Jeremy,

Thank you for your question. Clear Genius ®has secured two patents which feature the first water pitcher filtration system using a patented reusable cartridge. When used with the replaceable Filter Pod Refills, the cartridge fits directly into Brita, Pur or Clear Genius water pitchers. I biggest reason that our consumers site is that our product eliminates the need to throw away the single use plastic cartridge, helps save the environment while simultaneously providing healthy, safer and great tasting water. Our patented features increase the efficiency of recycling and provides a more environmentally conscious and cost-effective approach to filtering tap water at home. I will respond to the other questions on Monday. Thank you for your continued interest.

Raymond Hooks `SE OWNER` `12 INVESTMENTS` 22 days ago
Hi - I am an industrial water treatment engineer and I've worked with ion exchange for many years. Can you please explain the type of resin and activated carbon included in this product? Are these mixed bed polishers? From reading the description, I'm not sure if anions are removed from the water source.

Harry Kraatz - **Clear Genius®** 22 days ago
Dear Raymond,

Thank you for your question. The CG contents are equivalent to Brita's. The contents are a mixture of cation resin and activated carbon. Anionic impurities are not removed by the cation resin. It is anticipated that CG will introduce in 2021, a multi-contaminant removal pod that will include anions such as PFOS, arsenic, chromium-6 and other anions.

Leonardo Lee `SE OWNER` `26 INVESTMENTS` 23 days ago
Hello.
What are your revenue goals (not projections) for the next 5 years?

Harry Kraatz - **Clear Genius®** 20 days ago
Dear Leonardo, We have a great deal of financial information included in our Offering Memo which you can see by clicking on 'Offering Details' above. Including forward looking projections in a regulation crowdfunding offering memo can produce considerable risks for a business due to SEC and FINRA regulations, we determined these risks outweigh the benefits for us in this situation. Our goals at Clear Genius include conservative, moderate and best case revenue models with 12, 24, 36 and 48 month store counts and sales estimates. The moderate projections estimate revenues exceeding $25 million in the 3rd year. Thank you for your continued interest. Harry

Harry Kraatz - **Clear Genius®** 22 days ago
Dear Mr. Lee,
Thank you for the question. We will post a response on Monday morning.
Harry

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Tom Kraatz:
This is the story of a patented revolutionary solution to the problem of throwing away single-use plastic in the water filter category.

Graphic: clear genius; re-useable water filtration system

Graphic: Tom Kraatz, co-founder, Clear Genius

My name is Tom Kraatz and I'm the co-founder of Clear Genius, the first patented sustainable water filter where you keep the cartridge and simply replace the filter pod. It reduces waste, saves money, and provides great-tasting, healthy drinking water.

Tom Kraatz:
Our patented reusable cartridge fits directly into existing Brita, Pur or Clear Genius pitchers. More and more, today's consumer is focused on reducing plastic waste, and the quality of their drinking water. We know that half of the 300 million tons of plastic produced each year is used only once. At Clear Genius, we're doing our part to change that. A few years ago, when my partners and I realized that plastic filters were being thrown into the trash, we thought, "This is crazy." We knew we could do better than that and we saw a great business opportunity.

Tom Kraatz:
We estimate that US consumers are spending 800 million each year in the countertop filtered water pitcher category. Every day, thousands of Brita and Pur water pitcher users open the lid and throw their plastic filters away. But when their filter patent expired, there was no innovation until now. Keep the cartridge, replace the pod. The large existing base of consumers with Brita and Pur pitchers in their home provides a significant opportunity for Clear Genius to capture market share. Clear Genius is tested and certified by the Water Quality Association, and our filtered water tastes great. Since launching Clear Genius in 2017, we've gotten our products into the hands of over 30,000 consumers through both online and in-store sales.

Tom Kraatz:
We have hundreds of positive reviews and thousands of repeat customers who come back to buy the filter pod refills. Increasing consumer demand for healthy water and the overall push to reduce single-use plastic waste in the environment make now the perfect time for Clear Genius. We are well positioned to significantly scale our business and we welcome investors who believe in our product and our passion about our mission. Please join us.

Graphic of reviews:

Great Price, Better Taste! "You can't beat the price, and you certainly can't beat the taste of their filtered water!!! VernonM.

A Staple in our house "they work beautifully and make less of an impact in landfills than.." Alexa

Save money, save the earth "great tasting...save money, save the environment! Five starts all the way" Webs

Really like this system "love the fact that I'm not throwing away non-degradable plastic every time I dispose of a filter" Tinypaws

Graphic: clear genius, become an owner today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.